

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 10, 2010

<u>Via Mail and Facsimile (44(0)2078226108)</u>

S.G. Williams
Group Secretary
Unilever plc
Unilever House
Blackfriars, London
England

      Re: **Unilever plc**
             Form 20-F for the Fiscal Year Ended December 31, 2009
             Filed March 5, 2010
             File No. 1-04546

             Unilever N.V.
             Form 20-F for the Fiscal Year Ended December 31, 2009
             Filed March 5, 2010
             File No. 1-04547

             Response Letter Filed August 23, 2010

Dear Mr. Williams:

      We refer you to our comment letter dated August 3, 2010 regarding business contacts with Iran, Syria, Sudan and Cuba. We have completed our review of this subject matter and have no further comments at this time.

                     Sincerely,

                     Cecilia Blye, Chief
                     Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance